

Mail Stop 7010

September 20, 2006

Mrs. Gretchen R. Haggerty
Executive Vice President and CFO
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

> **RE:** **Form 10-K for the fiscal year ended December 31, 2005**
> **Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006**
> **File No. 1-16811**

Dear Mrs. Haggerty:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Contingencies and Commitments

1. We have read your disclosures concerning your environmental and asbestos related liabilities. We note that it is possible that these liabilities could have a significant adverse impact on your operations and cash flows. We have certain questions about them and about your related policies. Notwithstanding your responses, we believe that the overall presentation of the disclosures could be improved and clarified. Some of our observations are minor; however, as we hope you will agree, further clarification would be helpful in your response to us, and in your future disclosures.

Asbestos

-   We note from page 30 that your results of operations and cash flows for a given period could be adversely affected by asbestos-related lawsuits. It is unclear why you do not consider your estimates surrounding the asbestos liability to be critical. Please advise;

-   Please provide us with a company-wide roll-forward of your asbestos related liability for all periods presented. Show beginning and ending balances, expenses, expenditures and changes in estimates, separately. Provide a narrative explaining the activity. Explain how you account for your legal and administrative costs related to asbestos and quantify that activity also;

Environmental

-   In the context of the Business section, it is unclear why you only mention the $8 million expense associated with USSK, and make no mention of the $49 million total company expense in the same context. See page 19;

-   On page 32 under the paragraph "Other Remediation Sites" you indicate that one site may exceed $25 million, however both Gary and Geneva indicate costs in excess of $25 million;

-   Since you have included the RCRA Corrective Action Program at Gary Works, Fairfield Works, and Elizabeth, PA. as your "material" sites as described on F-53 and indicated that an additional $40 million may be incurred at those sites, it would appear appropriate and consistent to include the range of reasonably possible additional losses associated with *each individual site*;

- It is unclear whether Geneva Works is one of the "four" material sites. There are only three mentioned in the second paragraph. Please clarify. If so, it would appear appropriate and consistent to include the range of reasonably possible additional losses associated with Geneva Works on page 35. Further, if Geneva is one of the four, the disclosure in the fourth sentence of the second paragraph on page F-53 does not appear to encompass Geneva. If Geneva is not one of the four, please identify the fourth site;

- On page 35 you indicate that the remaining costs associated with Geneva Works are $29.4 million. On page F-53, it is $26 million;

- Under Critical Accounting Estimates, you should quantify the dollar amount of the range of reasonably possible additional loss related to all environmental liabilities, as this is the disclosure discussing your critical estimates;

- In future filings, if material, you should discuss the underlying reasons for the amount of environmental expense each period. For example, although you disclose the $49 million charge in 2005, you do not explain what the underlying triggering events (estimate changes, new sites, new discovered issues) that caused you to record that amount. In addition you should disclose prior years for comparison and provide narrative context on future expectations;

- Please provide us with a company-wide roll-forward of accrued environmental expenses for all periods presented. Show beginning and ending balances, expenses, expenditures and changes in estimates, separately. Provide a narrative explaining the activity;

- On page F-53 it is unclear whether the $52 million accrual for legal and administrative costs is included in the $145 million total, or is in addition to that amount;

- Provide us with a comprehensive accounting policy for any and all legal fees. In other words do you accrue legal fees when probable and estimable, or expense when incurred, or both? If both, explain how you differentiate between accruing legal fees and expensing when incurred. Tell us whether there are legal fees accrued other than the $52 million related to the other sites. Are the expected legal fees for all other sites accrued, and if so quantify such amounts for us. If they are not, explain why the accounting is different;

- It is unclear whether you consider your legal accruals to be critical estimates. In this regard, please provide us with a company-wide roll-forward of accrued legal expenses for all periods presented. Show beginning and ending

balances, expenses, expenditures and changes in estimates, separately.
Provide a narrative explaining the activity;

- On page F-53 you mention that it is reasonably possible that additional costs
could be material at the Fairfield Works location. Your description of this site
on page 33 provides very little context as to it's materiality;

- On page F-53 you mention 4 sites where the additional costs could be material
and then discuss the "remaining 45 sites." This is unclear, considering you
mention 60 sites on page 24;

Overall, it appears that you are disclosing that you have accrued $145 million related to
environmental liabilities. It is unclear whether the $52 million disclosed on page F-53 is
included in that amount. It is also unclear whether you have accrued any other
legal/administrative costs related to issues, other than those associated with the $52
million on page F-53. Further it appears that you believe the high end of the reasonably
possible range of additional loss related to those four liabilities is $40 million. In other
words the *only* additional estimate range is that established for those four environmental
sites described in the beginning of the second paragraph on page F-53. For *all* other sites,
no estimate of reasonably possible additional costs can be made.

In this regard, please help us better understand, addressing each site individually, why
you cannot establish ranges of reasonably possible losses in excess of amounts accrued
for any other site, except those four. Address each individual site noted on pages 31-35
(other than the four sites).

Further address for us whether you believe it is, or is not, reasonably possible that
additional material loss could occur, for all the sites in aggregate, other than the "material
four."

Finally, with a view towards enhanced disclosures in future filings, please provide us
with proposed disclosure changes that would address the above issues in a clear more
transparent manner.

* * * *

Please respond to these comments within 10 business days, or tell us when you will
provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

Mrs. Gretchen R. Haggerty
United States Steel Corporation
September 20, 2006
Page 5 of 5

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        If you have any questions regarding these comments, please direct them to Jeffrey
Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at
(202) 551-3689.

                                        Sincerely,

                                        John Hartz
                                        Senior Assistant Chief Accountant